Exhibit 3.1

AMENDMENT NO. 3 TO THE

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

QR ENERGY, LP

March 2, 2014

This Amendment No. 3 (this “Amendment”) to the First Amended and Restated Agreement of Limited Partnership of QR Energy, LP, a Delaware limited partnership (the “Partnership”), dated as of December 22, 2010, as amended by Amendment No. 1 dated October 3, 2011 and Amendment No. 2 dated as of December 12, 2013 (the “Partnership Agreement”), is entered into effective as of March 2, 2014, by QRE GP, LLC, a Delaware limited liability company (the “General Partner”), as the general partner of the Partnership, on behalf of itself and the Limited Partners of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, in connection with the formation of the Partnership, the General Partner retained the right to earn a Management Incentive Fee, subject to the terms set forth in Section 7.4(d) of the Partnership Agreement;

WHEREAS, the owners of the General Partner and the Partnership desire to agree to terms for the buyout by the Partnership of all of the ownership interest in the General Partner;

WHEREAS, the General Partner is owned 50% by an entity controlled by Toby R. Neugebauer and S. Wil VanLoh, Jr., who are directors of the General Partner, and 50% by an entity controlled by Alan Smith and John Campbell; Mr. Smith is the Chief Executive Officer and a director of the General Partner and the Chief Executive Officer and a director of Quantum Resources Management, LLC, and Mr. Campbell is the President and Chief Operating Officer and a director of the General Partner and the President, Chief Operating Officer and a director of Quantum Resources Management, LLC;

WHEREAS, pursuant to Section 7.9(a) of the Partnership Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners if such resolution or course of action is approved by Special Approval;

WHEREAS, the Board of Directors determined that a buyout of the ownership interest in the General Partner by the Partnership involved a potential conflict of interest between the owners of the General Partner and the Partnership; therefore, the previously established Conflicts Committee was authorized to consider the buyout of the ownership interest in the General Partner;

WHEREAS, the Conflicts Committee and the General Partner both have determined that a buyout of the ownership interest in the General Partner by the Partnership pursuant to the Contribution Agreement dated as of March 2, 2014, by and among the Partnership, the General Partner, QR Holdings (QRE), LLC, a Texas limited liability company (“QRH”), and QR Energy Holdings, LLC, a Texas limited liability company (“QREH” and, together with QRH, the “QR Parties”), is in the best interest of the Partnership and the holders of the Partnership’s Common Units (other than those affiliated with the General Partner and its affiliates) and have approved the same; and

WHEREAS, pursuant to Section 13.1 of the Partnership Agreement, the General Partner has determined that it is necessary or appropriate to amend the Partnership Agreement to reflect the buyout of the ownership interest in the General Partner.

NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:

Section	1. Amendments.

(a) Section 1.1 of the Partnership Agreement is hereby amended to add the following definitions:

“Adjusted EBITDA” means, for the Partnership, on a consolidated basis for any year, the total of the following items, each calculated in accordance with U.S. GAAP and as set forth in the Partnership’s consolidated financial statements, or if not so set forth, calculated consistently therewith:

•	net income;

from which the Partnership adds or subtracts the following:

•	net interest expense, including gains and losses on interest rate derivative contracts;

•	depreciation, depletion, and amortization;

•	accretion of asset retirement obligations;

•	gains or losses due to effects of change in prices on natural gas imbalances;

•	gains or losses on commodity derivative contracts, net;

•	cash received or paid on the settlement of commodity derivative contracts, net

•	income tax expense or benefit;

•	other income or expense;

•	interest income

•	impairments;

•	non-cash general and administrative expenses, and acquisition and transaction costs;

•	non-cash pension and postretirement expense or credit; and

•	noncontrolling interest amounts attributable to each of the items above, as applicable, which revert the calculation back to the Adjusted EBITDA attributable to the Partnership.”

“Board of Directors” means the Board of Directors of the General Partner.

“Change of Control” means: (a) the acquisition by a person or group of beneficial ownership of more than 50% of the voting power of the Partnership, (b) the sale of all or substantially all of the assets of the Partnership Group, taken as a whole, (c) a merger or consolidation in which the Partnership is a constituent entity, where the then existing holders of Units do not continue to own at least 50% of the surviving entity, (d) the occupation of a majority of the seats (other than vacant seats) on the Board of Directors by directors who were not nominated or approved (or whose selection was not approved) by the Board of Directors, or (e) the adoption of a plan of liquidation or dissolution of the Partnership, in each case (a) through (e) pursuant to a transaction which the Conflicts Committee approved and which holders of a majority of the Outstanding Units voted to approve.

“Contingent Class B Units” means 11,552,184 Class B Units issuable to the QR Parties in up to four equal installments of 2,888,046 Class B Units pursuant to Section 7.4(d) of this Agreement if the conditions therein are satisfied.

“Contribution Agreement” means that certain Contribution Agreement, dated March 2, 2014, by and among the Partnership, the General Partner, QRH and QREH.

“Directors” means the members of the Board of Directors.

“Distributable Cash Flow” means, for any year, Adjusted EBITDA less Estimated Maintenance Capital Expenditures, cash interest expense and distributions to holders of preferred Units, and, for 2014, any Management Incentive Fee paid, or cash distributions made, to the General Partner prior to the consummation of the Transactions, unless such payments relate to Management Incentive Fees earned in prior periods.

“Distribution Coverage Ratio” means the ratio of Distributable Cash Flow for a calendar year to the actual aggregate cash distributions payable to the holders of Units (other than Class C Preferred Units and any other preferred units) with respect to such calendar year (recognizing that the cash distribution payable to the holders of Units with respect to any quarter is payable in the succeeding quarter).

“Distribution Date” shall mean the date in the first quarter for each of the years 2015 through 2020, when the third monthly distribution relating to the fourth quarter of the previous year (or if the distribution with respect to such quarter is not paid in installments, when the one quarterly distribution with respect to such fourth quarter) is paid to holders of outstanding Units.

“EBITDAX” shall be EBITDAX, as defined in that certain Credit Agreement dated as of December 17, 2010, by and among QRE Operating, LLC, as Borrower, QRE Energy, LP, QRE GP, LLC, Wells Fargo Bank, National Association, as Administrative Agent, and the Lenders party thereto, as amended through December 20, 2012 (the “Credit Facility”), as determined as of the end of a quarter for the four full consecutive calendar quarters then ended.

“Effective Time” means the time at which the certain Contribution Agreement is executed.

“QRH” has the meaning assigned to such term in the Recitals.

“QREH” has the meaning assigned to such term in the Recitals.

“Total Debt” shall be Total Debt as defined in the Credit Facility.

(b) Section 4.6 of the Partnership Agreement is hereby amended to add the following sub-section:

“(d) Notwithstanding anything in this Agreement to the contrary, the General Partner Interest or any interest therein may not be transferred without the approval or consent of the Conflicts Committee.”

(c) Sections 5.1, 5.2 and 5.3 of the Partnership Agreement are hereby amended and restated in their entirety as follows:

“5.1 Reclassification of the General Partner Interest.

The General Partner Interest in the Partnership that existed immediately prior to the Effective Time is, immediately following the Effective Time, hereby reclassified into a non-economic, management interest of the General Partner in the Partnership. Following the Effective Time, (a) the General Partner Interest shall only represent a non-economic, management interest of the General Partner in the Partnership, (b) all General Partner Units will be deemed to be cancelled and no longer outstanding, and (c) notwithstanding anything to the contrary in this Agreement, no additional Partnership Interests representing the General Partner Interest, or any interest therein or options, rights, warrants or appreciation rights related to the General Partner Interest shall be issued. QRE GP, LLC hereby continues as general partner of the Partnership, and the Partnership is hereby continued without dissolution. This Section 5.1 may not be amended without the consent of the Conflicts Committee.

5.2 [Reserved].

5.3(a) and (b) [Reserved].”

(d) Section 5.5(d)(i) of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:

“(i) Consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f) and Proposed Treasury Regulation Section 1.704-1(b)(2)(iv)(s), upon an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services, the conversion of the Combined Interest to Common Units pursuant to Section 11.3(b), the conversion of Class B Units into Common Units pursuant to Section 5.11, the conversion of a Class C Convertible Preferred Unit, the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance, or immediately after such conversion (with respect to the conversion of a Class C Convertible Preferred Unit), shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1(c) in the same manner as any item of gain, loss, Simulated Gain or Simulated Loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated; provided, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. Any such Unrealized Gain or Unrealized Loss (or items thereof) shall be allocated (A) if the operation of this sentence is triggered by the conversion of a Class C Convertible Preferred Unit, first to the Partners holding converted Class C Convertible Preferred Units until the Capital Account of each converted Class C Convertible Preferred Unit is equal to the Per Unit Capital Amount for a then Outstanding Common Unit (other than a converted Class C Convertible Preferred Unit), and (B) any remaining Unrealized Gain or Unrealized Loss shall be allocated among the Partners pursuant to Section 6.1(c) in the same manner as any item of gain or loss actually recognized would have been allocated. If the Unrealized Gain or Unrealized Loss allocated as a result of the conversion of a Class C Convertible Preferred Unit is not sufficient to cause the Capital Account of each converted Class C Convertible Preferred Unit to equal the Per Unit Capital Amount for a then Outstanding Common Unit (other than a converted Class C Convertible Preferred Unit), then Capital Account balances shall be reallocated between the Partners holding converted Class C Convertible Preferred Units and the Partners holding Common Units (other than converted Class C Convertible Preferred Units) so as to cause the Capital Account of each converted Class C Convertible Preferred Unit to equal the Per Unit Capital Amount for a then Outstanding Common Unit (other than a converted Class C Convertible Preferred Unit), in accordance with Proposed Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3). In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests, or immediately after the conversion of a Class C Convertible Preferred Unit, shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, based on the current trading price of the Common Units, and taking fully into account the fair market value of the Partnership Interests of all Partners at such time and must reduce the fair market value of all Partnership assets by the excess, if any, of the fair market value of any Outstanding Class C Convertible Preferred Units that have not yet been converted over the aggregate Issue Price of such Class C Convertible Preferred Units to the extent of any Unrealized Gain that has not been reflected in the Partners’ Capital Accounts previously, pursuant to Proposed Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2). The General Partner shall allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate).”

(e) Section 5.11 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“Section 5.11 Conversion of Class B Units. Any holder of Class B Units shall have the right to elect, by giving written notice to the General Partner, to convert all or a portion of the Class B Units held by such holder, at any time, into Common Units on a one-for-one basis, such conversion to be effective on the earlier of (i) the second Business Day following the General Partner’s receipt of such written notice or (ii) immediately after the issuance of such Class B Units issued pursuant to Section 7.4(f) of the Partnership Agreement and prior to the consummation of a Change of Control transaction.”

(f) Section 7.4(d) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“(d) The Partnership shall distribute on the Distribution Dates, 52.8271% to QRH and 47.1729% to QREH, respectively, the Contingent Class B Units in four equal installments in respect of any four of the six consecutive calendar years beginning with the year ending December 31, 2014, if the tests provided below have been satisfied in respect of the calendar year for which such installment payment would be made. The first installment could be paid on the Distribution Date in 2015 if the tests are satisfied with respect to 2014. No more than four such distributions shall be made, and no such distribution will be made after distributions earned for the period ending December 31, 2020. The tests are:

(i) the Partnership has made in each Quarter of the applicable calendar year distributions (whether made once in such quarter or in installments during such quarter) of Available Cash in respect of each outstanding Unit in an amount equal to or greater than $0.4744 (as proportionately adjusted for splits (including those effected by Unit distributions), distributions, combinations and subdivisions of Units);

(ii) the Partnership has a Distribution Coverage Ratio as of December 31 of the applicable calendar year of at least 1.0; and

(iii) the Partnership shall not exceed a ratio of Total Debt to EBITDAX greater than 4.0 as of March 31, June 30, September 30 and December 31 of the applicable calendar year unless the members of the Conflicts Committee have given their unanimous consent to specifically waive the application of this condition to the particular Debt incurrences during such year that caused the excess.

(g) Section 7.4 of the Partnership Agreement is hereby amended to add the following sub-sections:

“(e) The right to receive the Contingent Class B Units or any interest therein shall not be directly or indirectly transferred, by merger or consolidation, operation of law or otherwise by either of the QR Parties (or by any of their respective members, by direct or indirect transfer of limited liability company interests in those entities or otherwise), without the unanimous approval of the members of the Conflicts Committee, and any such transfer or attempted transfer shall be void.

(f) If a Change of Control transaction occurs, then any Contingent Class B Units not previously issued, other than those described in the following proviso, shall be issued to each of QRH and QREH upon such Change of Control; provided, however, that the number of any such Contingent Class B Units so issuable shall be subject to a reduction in the previously unissued Contingent Class B Units in an amount equal to 25% of the Contingent Class B Units for each year where the tests for issuance of Contingent Class B Units pursuant to Section 7.4(d) were not satisfied. For example, if no installment of Contingent Class B Units was earned for 2014, and a Change of Control transaction was consummated in 2015, only 75% of the Contingent Class B Units would be issued. No further Contingent Class B Units will be issued under Section 7.4 after a Change of Control.

(h) Sections 7.4(d), (e), (f) or (h) of this Agreement, and the definitions added to this Agreement by Amendment No. 3 hereto, dated as of March 2, 2014, may not be amended without (i) the unanimous approval of the members of the Conflicts Committee and (ii) the unanimous approval of holders of Class B Units.”

(h) Section 7.4(e) of the Partnership Agreement is hereby relettered to be Section 7.4(g) of the Partnership Agreement.

(i) Section 13.3 of the Partnership Agreement is hereby amended to add the following sub-section:

“(f) Notwithstanding anything in this Agreement to the contrary, the following may not be amended without the approval or consent of the Conflicts Committee: (i) any provision of this Agreement providing for or requiring (a) Special Approval or (b) the approval or consent of the Conflicts Committee and (ii) the definition of Conflicts Committee.”

(j) Section 13.4 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“Section 13.4 Meetings.

(a) All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a request from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

(b) (i) An annual meeting of the Limited Partners holding Outstanding Units for the election of Directors to the Board of Directors and such other matters as the General Partner shall submit to a vote of the Limited Partners holding Outstanding Units shall be held in June of each year beginning in 2015 or at such other date and time as may be fixed from time to time by the General Partner at such place within or without the State of Delaware as may be fixed from time to time by the General Partner and all as stated in the notice of the meeting. Notice of the annual meeting shall be given in accordance with Section 13.5 not less than 10 days nor more than 60 days prior to the date of such meeting.

(ii) The Limited Partners holding Outstanding Units shall vote together as a single class for the election of Directors to the Board of Directors (but such Limited Partners and their Units shall not, however, be treated as a separate class of Partners or Partnership Securities for purposes of this Agreement). The Limited Partners described in the immediately preceding sentence shall elect by a plurality of the votes cast at such meeting persons to serve as Directors who are nominated in accordance with the provisions of this Section 13.4(b). The exercise by a Limited Partner of the right to elect the Directors and any other rights afforded to such Limited Partner under this Section 13.4(b) shall be in such Limited Partner’s capacity as a limited partner of the Partnership and shall not cause a Limited Partner to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize such Limited Partner’s limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

(iii) The number of Directors on the Board of Directors shall be eight, unless otherwise fixed from time to time pursuant to a resolution adopted by a majority of the Directors then in office, but the number of Directors on the Board of Directors shall not be less than five or more than eleven. Immediately prior to the Effective Time, the number of Directors on the Board of Directors was eight and, upon the Effective Time, each person serving as a Director immediately prior to the Effective Time shall continue as a Director.

(iv) Each Director shall hold office for the term for which such Director is elected (or, in the case of Directors serving at the Effective Time, until the annual meeting in 2015) and thereafter until such Director’s successor shall have been duly elected and qualified, or until such Director’s earlier death, resignation or removal. In no case will a decrease in the number of Directors shorten the term of any incumbent Director. A majority of the remaining Directors may nominate and elect a person to fill any vacancy on the Board of Directors (including, without limitation, any vacancy caused by an increase in the number of Directors on the Board of Directors). Any Director elected to fill a vacancy not resulting from an increase in the number of Directors shall have the same remaining term as that of his predecessor. Notwithstanding Section 13.11 of this Agreement, a Director may be removed only at a meeting of the Limited Partners upon the affirmative vote of Limited Partners holding a majority of the Outstanding Units; provided, however, a Director may only be removed if, at the same meeting, Limited Partners holding a majority of the Outstanding Units nominate a replacement Director (and any such nomination shall not be subject to the nomination procedures otherwise set forth in this Section 13.4), and Limited Partners holding a majority of the Outstanding Units also vote to elect a replacement Director.

(v) (A) (1) Nominations of persons for election of Directors to the Board of Directors of the General Partner may be made at an annual meeting of the Limited Partners only pursuant to the General Partner’s notice of meeting (or any supplement thereto) (a) by or at the direction of a majority of the Directors or (b) by a Limited Partner, or a group of Limited Partners, that holds or beneficially owns, and has continuously held or beneficially owned without interruption for the prior eighteen (18) months, 2% of the Outstanding Common Units (in either case, a “Limited Partner Group”) if each member of the Limited Partner Group was a Record Holder at the time the notice provided for in this Section 13.4(b)(vii) is delivered to the General Partner, and if the Limited Partner Group complies with the notice procedures set forth in this Section 13.4(b)(vii).

(2) For any nominations brought before an annual meeting by a Limited Partner Group pursuant to clause (b) of paragraph (A)(1) of this Section 13.4(b)(v), the Limited Partner Group must have given timely notice thereof in writing to the General Partner. To be timely, a Limited Partner Group’s notice shall be delivered to the General Partner not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the Limited Partner Group must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Partnership or the General Partner). For purposes of the 2015 annual meeting, the first anniversary of the preceding year’s annual meeting shall be deemed to be June 30, 2015. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Limited Partner Group’s notice as described above. Such Limited Partner Group’s notice shall set forth: (a) as to each person whom the Limited Partner Group proposes to nominate for election as a Director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Securities Exchange Act and the rules and regulations promulgated thereunder and (ii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected; and (b) as to each member of the Limited Partner Group giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such Limited Partners, as they appear on the Partnership’s books and records, and of such beneficial owners, (ii) the class or series and number of Units which are owned beneficially and of record by such Limited Partners and such beneficial owners, (iii) a description of any agreement, arrangement or understanding with respect to the nomination between or among any or all members of such Limited Partner Group and/or such beneficial owners, any of their respective Affiliates or associates, and any others acting in concert with any of the foregoing, including each nominee, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, equity appreciation or similar rights, hedging transactions, and borrowed or loaned Units) that has been entered into as of the date of the Limited Partner Group’s notice by, or on behalf of, any members of such Limited Partner Group and such beneficial owners, the effect or intent of which is to mitigate loss to, manage risk or benefit of Unit price changes for, or increase or decrease the voting power of, such Limited Partners and such beneficial owner, with respect to Units, (v) a representation that each member of the Limited Partner Group is a Record Holder entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, (vi) a representation whether any member of the Limited Partner Group or the beneficial owners, if any, intend or are part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Partnership’s Outstanding Units required to elect the nominee and/or (b) otherwise to solicit proxies from Limited Partners in support of such nomination, and (vii) any other information relating to any member of such Limited Partner Group and beneficial owners, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Securities Exchange Act and the rules and regulations promulgated thereunder. The General Partner may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a Director of the General Partner.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 13.4(b)(v) to the contrary, in the event that the number of Directors to be elected to the Board of Directors of the General Partner is increased effective after the time period for which nominations would otherwise be due under paragraph (A)(2) of this Section 13.4(b)(v) and there is no public announcement by the Partnership or the General Partner naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a Limited Partner Group’s notice required by this Section 13.4(b)(v) shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the General Partner not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Partnership or the General Partner.

(B) Nominations of persons for election as a Director to the Board of Directors may be made at a special meeting of Limited Partners at which Directors are to be elected pursuant to the General Partner’s notice of meeting (1) by or at the direction of a majority of the Directors or (2) provided that the Board of Directors has determined that Directors shall be elected at such meeting, by any Limited Partner Group pursuant to Section 13.4(b)(vii)(A) hereof, if each member of such Limited Partner Group is a Record Holder at the time the notice provided for in this Section 13.4(b)(v) is delivered to the General Partner and if the Limited Partner Group complies with the notice procedures set forth in this Section 13.4(b)(v). In the event the General Partner calls a special meeting of Limited Partners for the purpose of electing one or more Directors to the Board of Directors, any such Limited Partner Group may nominate a person or persons (as the case may be) for election to such position(s) as specified in the General Partner’s notice of meeting, if the Limited Partner Group’s notice required by paragraph (A)(2) of this Section 13.4(b)(v) shall be delivered to the General Partner not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a Limited Partner Group’s notice as described above.

(C) (1) Only such persons who are nominated in accordance with the procedures set forth in this Section 13.4(b) shall be eligible to be elected at an annual or special meeting of Limited Partners to serve as Directors. Except as otherwise provided by law, the chairman designated by the General Partner pursuant to Section 13.10 shall have the power and duty (a) to determine whether a nomination was made in accordance with the procedures set forth in this Section 13.4(b) (including whether the members of the Limited Partner Group or beneficial owner, if any, on whose behalf the nomination is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such Limited Partner Group’s nominee in compliance with such Limited Partner Group’s representation as required by clause (A)(2)(a)(vi) of this Section 13.4(b)(v)) and (b) if any proposed nomination was not made in compliance with this Section 13.4(b), to declare that such nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 13.4(b), unless otherwise required by law, if each member of the Limited Partner Group (or a qualified representative of each member of the Limited Partner Group) does not appear at the annual or special meeting of Limited Partners to present a nomination, such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the General Partner or the Partnership. For purposes of this Section 13.4(b), to be considered a qualified representative of a member of the Limited Partner Group, a person must be a duly authorized officer, manager or partner of such Limited Partner or must be authorized by a writing executed by such Limited Partner or an electronic transmission delivered by such Limited Partner to act for such Limited Partner as proxy at the meeting of Limited Partners and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Limited Partners.

(2) For purposes of this Section 13.4(b)(v), “public announcement” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly filed by the Partnership or the General Partner with the Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding the foregoing provisions of this Section 13.4(b)(v), a Limited Partner shall also comply with all applicable requirements of the Securities Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 13.4(b)(v); provided however, that any references in this Agreement to the Securities Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations pursuant to this Section 13.4(b)(v) (including paragraphs A(1)(b) and B(2) hereof), and, to the fullest extent permitted by law, compliance with paragraphs A(1)(b) and B(2) of this Section 13.4(b)(v) shall be the exclusive means for a Limited Partner to make nominations.

(vi) This Section 13.4(b) shall not be deemed in any way to limit or impair the ability of the Board of Directors to adopt a “poison pill” or unitholder or other similar rights plan with respect to the Partnership, whether such poison pill or plan contains “dead hand” provisions, “no hand” provisions or other provisions relating to the redemption of the poison pill or plan, in each case as such terms are used under Delaware common law.

(vii) The Partnership and the General Partner shall use their commercially reasonable best efforts to take such action as shall be necessary or appropriate to give effect to and implement the provisions of this Section 13.4(b), including, without limitation, amending the organizational documents of the General Partner such that at all times the organizational documents of the General Partner shall provide (i) that the Directors shall be elected in accordance with the terms of this Agreement, and (ii) terms consistent with this Section 13.4(b).

(viii) If the General Partner delegates to an existing or newly formed wholly owned Subsidiary the power and authority to manage and control the business and affairs of the Partnership Group, the foregoing provisions of this Section 13.4(b) shall also be applicable with respect to the Board of Directors or other governing body of such Subsidiary.

(ix) This Section 13.4 may not be amended without the consent of the Conflicts Committee.”

Section 2. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3. Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law.

[Signature page follows.]

IN WITNESS WHEREOF, this Amendment has been executed as of the date set forth above.

GENERAL PARTNER:

QRE GP, LLC

By:	/s/ Cedric W. Burgher
Cedric W. Burgher
Chief Financial Officer

Signature Page to

Amendment No. 3 to Partnership Agreement